Neovasc Will Request Nasdaq Hearing After Company Received Expected Delisting Determination From Nasdaq Staff

VANCOUVER and MINNEAPOLIS, via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, today announced that it will request a hearing before the Nasdaq Hearings Panel (the "Panel") as the next step in the process in seeking an extension to satisfy the US$35 million minimum market value of listed securities requirement for continued listing on The Nasdaq Capital Market (the "MVLS Requirement"). On February 19, 2020, the Company received the expected notice from the Listing Qualifications Staff (the "Staff") of The Nasdaq Stock Market LLC ("Nasdaq") indicating that the Staff had determined to delist the Company's common shares from Nasdaq unless the Company requests a hearing before the Panel by February 26, 2020, which the Company will do. This request will ordinarily stay any further action by the Staff and the Company's securities are expected to continue to be eligible to trade on Nasdaq at least pending the ultimate conclusion of the hearing process.

"We are focused on presenting a robust plan to regain compliance with the MVLS Requirement to the Panel in support of our request for continued listing on Nasdaq and we look forward to the opportunity to present before them," commented Fred Colen, President and Chief Executive Officer of Neovasc. "We are hopeful that the Panel will grant the Company an extension through to approximately the end of July to execute our plan to regain compliance."

On August 21, 2019, the Staff notified the Company that it did not satisfy the MVLS Requirement for the prior 30-consecutive business day period and, pursuant to Nasdaq Listing Rule 5810(c)(3)(C), had been provided a 180-day cure period, through February 17, 2020, to regain compliance. In order to evidence full compliance with the MVLS Requirement, the Company must evidence a market value of listed securities of at least $35 million for ten consecutive business days. The Company did not satisfy the MVLS Requirement during the initial compliance period and will begin the hearing process as described below.

At the hearing, the Company will request an extension and present its plan to regain compliance with the MVLS Requirement during that extension, which the Company believes is in the best interests of the Company and its stakeholders. The Board and management have developed a plan to regain compliance with the MVLS Requirement that the Company believes provides strong support for its request for an extension and therefore increases the likelihood that the Panel will grant the requested extension; however, there can be no assurance that the Company's appeal before the Panel will be successful nor that the Company will be able to successfully implement the above plan.

Should the Company evidence a market value of listed securities of at least $35 million for ten consecutive business days at any point prior to the hearing before the Panel, or during the extension period, the Company can notify the Staff and request that the breach of the MVLS Requirement has been cured, although Nasdaq has the discretion to require satisfaction of the MVLS Requirement for a period in excess of ten consecutive trading days.

The Company is also listed on the Toronto Stock Exchange (the "TSX") and the Company's noncompliance with the Nasdaq US$35 million minimum MVLS requirement does not affect the Company's compliance status with the TSX.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, statements regarding the Company seeking, and being granted, a further extension from Nasdaq, beliefs that the plan developed by the Board and management provide a strong basis to obtain an extension from Nasdaq, beliefs as to the likelihood of such extension and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, including Nasdaq's discretionary public interest authority to apply more stringent criteria for continued listing or suspend or delist securities and the possibility that an extension of the MVLS requirement will not be granted by Nasdaq, which could affect their market price and liquidity; the substantial doubt about the Company's ability to continue as a going concern; risks relating to the senior secured convertible notes (the "Notes") issued pursuant to the November 2017 private placement (the "2017 Financing"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Financing, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion of the senior secured convertible Notes issued pursuant to the 2017 Financing, which may encourage short sales by third parties; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018; risks relating to the Company's Common Share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the

Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of antibribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Notes issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

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